Prospectus Supplement, filed
                              pursuant to Rule 424(b)(3) under the
                                     Securities Act of 1933, to
                             Registration Statement on Form S-1
                                            (File No. 333-3665)



              Supplement, dated November 1, 1996,
                               to
              Prospectus, dated October 16, 1996,
                               of
                  Halsey Drug Co., Inc., Inc.


     The following is inserted as the third paragraph on page 32 of the Prospectus under the heading, "FDA Investigations":

     On October 23, 1996, the Company withdrew four of its ANDAs, including its ANDA (the "Capsule ANDA") for acetaminophen/oxycodone capsules, and halted sales of the affected products. Net sales pursuant to the withdrawn Capsule ANDA were approximately $2.15 million and $8.00 million for the six months and the year ended June 30, 1996 and December 31, 1995, respectively, and accounted for approximately 28% and 40% of the Company's total net sales during such six and twelve month periods. The Company instituted the withdrawal in anticipation of its release from the FDA's Application Integrity Policy list and its restrictions (collectively, the "AIP"). The FDA had placed the Company on the AIP in connection with its investigation of the Company's operations which culminated in the 1993 consent decree. Under the AIP, the FDA suspended all of the parent company's (i.e., Halsey Drug Co.'s) applications for new drug approvals, including ANDAs and supplements to ANDAs. At the FDA's suggestion, the Company retained outside consultants to perform validity assessments of its drug applications. Thereafter, the FDA recommended that several applications, including the Capsule ANDA, be withdrawn. As a basis for its decision, the FDA cited questionable and incomplete data
submitted in connection with the applications.   The FDA indicated
that withdrawal of the four ANDAs was necessary for the release of the Company from the AIP.

     It is the Company's understanding that it will be removed from the AIP in the near future. Accordingly, the Company has submitted a new ANDA with respect to the Capsules, which the Company anticipates will be reviewed on an expedited basis. However, there can be no assurance that the new Capsule ANDA will be approved or that the Company will in fact be removed from the AIP. The Company will not be able to market the capsules unless and until the FDA approves the new Capsule ANDA. Failure to obtain FDA approval for the new Capsule ANDA, or a significant delay in obtaining such approval, would materially adversely affect the Company's business operations and financial condition.